SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20 February 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 20 February 2009 re: Directorate Change

29/09	20th February, 2009

LLOYDS BANKING GROUP BOARD APPOINTMENTS

Following the recent announcement about board changes and regulatory approval from the Financial Services Authority, Lloyds Banking Group is pleased to announce that Timothy Ryan and Anthony Watson are to join the board as independent non-executive directors on 1st March and 2nd April, 2009 respectively.

-ends-

To comply with paragraph LR 9.6.13R of the UK Listing Authority listing rules, the company confirms that:

a)   Anthony Watson CBE is a director of Hammerson plc, Witan Investment Trust plc and Vodafone Group Public Limited Company;
b)   Timothy Ryan is a former director of Koram Bank; and
c)   there are no matters required by paragraphs LR 9.6.13R (2) to (6) of the listing rules to be disclosed in relation to either Mr. Watson or Mr. Ryan.

For further information:-

Investor Relations Michael Oliver Director of Investor Relations E-mail: michael.oliver@ltsb-finance.co.uk	+44 (0) 20 7356 2167
Media Leigh Calder Senior Manager, Media Relations E-mail: leigh.calder@lloydstsb.co.uk Amy Mankelow Senior Manager, Media Relations E-mail: amy.mankelow@lloydstsb.co.uk	+44 (0) 20 7356 1347 +44 (0) 20 7356 1497

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, the ability to derive cost savings and other benefits as well as to mitigate exposures from the acquisition and integration of HBOS, risks concerning borrower credit quality, market related trends and developments, changing demographic trends, changes in customer preferences, changes to regulation, the policies and actions of Governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, exposure to regulatory scrutiny, legal proceedings or complaints, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  20 February 2009